PE 12/10/2013

14005202

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 03 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-3-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 10, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2013 concerning the shareholder proposal submitted to GE by William J. Freeda. We also have received letters from the proponent dated December 30, 2013 and January 2, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William J. Freeda
*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2014

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Electric Company
Incoming letter dated December 10, 2013

The proposal requests that the board adopt a policy mandating that GE will no longer pay dividends or equivalent payments to senior executives for shares they do not own.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposals included in the company's 2013 or 2011 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposal included in the company's 2009 proxy materials. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

# DIVISION OF CORPORATION FINANCE
# INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

This is the 2nd response in regard to the December 10, 2013 company request concerning my rule 14a-8 proposal

Regardless of what the company claims, shareholders clearly did not think that the Roberts proposal (4%-vote) was the same topic as the 2009 IUE-CWA proposal (31%-vote). The company failed to cite any precedent where proposals with such a difference in voting results were considered the same topic.

This is to request that the Securities and Exchange Commission allow my proposal to be voted on in the 2014 proxy.

Sincerely,

William J. Freeda

Cc: Lori Zyskowski <Lori.Zyskowski@ge.com>

**William J. Freeda**

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Ladies and Gentlemen:

This in regards to the December 10, 2013 company request concerning my rule 14a-8 proposal.

The flaw in the company argument is that Mr. Robert's text in the 2013 proxy was not a proposal. Mr. Robert's text did not ask the company to do anything but to think.

This is to request that the Securities and Exchange Commission to allow my proposal to be voted upon in the 2014 proxy.

Sincerely,

William J. Freeda

Cc: Lori Zyskowski <Lori.Zyskowski@ge.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 10, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Shareowner Proposal of William J. Freeda*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from William J. Freeda (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> RESOLVED, that the shareowners request that the Board of Directors of the General Electric Company ("Company") adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

In the Proposal's supporting statement, the Proponent states that "senior executives of the Company have received millions of dollars in dividends or dividend-equivalent payments on grants of equity that they do not own, and may, in fact, never own." The supporting statement also asserts that the practice of making such payments is a "blatant contradiction of the principle of pay for performance."

The Company received the Proposal on October 16, 2013. A copy of the Proposal, supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as at least two of three previously submitted shareowner proposals that were included in the Company's 2013, 2011 and 2009 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

**ANALYSIS**

**I. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As At Least Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.**

Under Rule 14a-8(i)(12)(ii), a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

*A. Overview Of Rule 14a-8(i)(12).*

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareowner proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareowner proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See, e.g., Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) when the proposals differ in scope from the prior proposals. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 7, 2013) (concurring that a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to shareowners was excludable as dealing with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with substantially the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

*B. The Proposal Deals With Substantially The Same Subject Matter As At Least Two of Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.*

The Company has within the past five years included in its proxy materials three shareowner proposals regarding the alignment of executive compensation to Company performance:

- The Company included a shareowner proposal submitted by Timothy Roberts in its 2013 proxy materials, filed on March 11, 2013 (the "2013 Proposal," attached as Exhibit B), that requested the Company's Board of Directors (the "Board") to consider a "cessation of all Executive Stock Option Programs, and Bonus Programs." In support of the 2013 Proposal, the proponent compared the profits made by senior executives on the sale of their equity to losses experienced by shareowners and argued that executive compensation should consist only of non-equity rewards that should be tied only to an increase in Company profit.

- The Company included a shareowner proposal submitted by John Hepburn in its 2011 proxy materials, filed on March 14, 2011 (the "2011 Proposal," attached as Exhibit C), that requested that the Board "take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008." In support of the 2011 Proposal, the proponent asserted that the value of the stock option grants made to executive officers was misaligned with value being realized by shareowners.

- The Company included a shareowner proposal submitted by IUE-CWA (on behalf of the IUE-CWA Pension Fund) in its 2009 proxy materials, filed on

February 18, 2009 (the "2009 Proposal," attached as Exhibit D), which was substantially identical to the Proposal.

The Proposal deals with substantially the same subject matter as the 2013 Proposal, 2011 Proposal and 2009 Proposal (collectively, the "Previous Proposals"). The Proposal and the 2009 Proposal are virtually identical in their requests that the Company "no longer pay dividends or equivalent payments to senior executives of the Company for shares that they do not own." The 2011 Proposal similarly asks for the "withdraw[al]" of certain "stock options granted to nine Corporate Executive Officers." Likewise, the 2013 Proposal requests the "cessation of all Executive Stock Option Programs, and Bonus Programs," providing for executive salary increases "[o]nly if and when" the Company profits.[1] Thus, the Proposal and each of the Previous Proposals requests that the Company eliminate some aspect of equity-based compensation provided to executive officers that the respective proponents view as not aligning executives' interests and compensation with the interests of shareowners.

In addition, the supporting statements of the Proposal and the Previous Proposals indicate that the Proposal and the Previous Proposals share the same substantive concerns. Specifically, the supporting statements of the Proposal and the Previous Proposals criticize the Company's executive compensation program as incongruent with the interests of shareowners. The supporting statements of the Proposal and the 2009 Proposal, like the proposals themselves, are nearly identical. The supporting statements of the Proposal and the 2011 Proposal cite specific grants received by the Company's executives to argue that the Company's equity-based compensation diverges from the Company's performance to the detriment of shareowners. For example, the Proposal claims that the Company's compensation system "undermine[s] the principle of pay for performance" and that the Company's executives "us[e] shareowners['] pockets as their own personal piggy bank." The supporting statement of the 2011 Proposal claims that the Company's compensation system is "opportunistic and excessive," asserting further that "shareowners endure[d] a dividend rate 61% lower than its" previous levels and "an immensely depressed share price" while senior executives received increased stock option grants. The supporting statements in the Proposal and the 2013 Proposal express a similar criticism. In its supporting statement, the Proposal states the Proponent's belief that it is "a blatant contradiction of the principle of pay for performance" to give senior executives "millions of dollars in dividends" for stock that they do not own, and may fail to earn in the future. The supporting statement in the

[1] Significantly, the Staff concurred previously that a proposal that was substantially identical to the Proposal shared the same principal thrust and principal focus as the 2013 Proposal and therefore was excludable under Rule 14-a(8)(i)(11) as substantially duplicative of the 2013 Proposal. *See General Electric Co.* (AFL-CIO Reserve Fund) (avail. Jan. 23, 2013).

2013 Proposal similarly asserts that the Company's senior officers realized gains from their equity-based compensation "[w]hile the rest of [the shareowners] were losing [their] shirts on GE [s]tock."

As demonstrated above, the Proposal and the Previous Proposals address the same "substantive concerns" regarding executive compensation. The fact that the scope and specific action requested in the Proposal and the Previous Proposals differ is irrelevant under the Staff precedent. In this respect, the Proposal and Previous Proposals are even more closely aligned than the proposals considered in *Medtronic Inc.*, cited above. In *Medtronic*, the Staff concurred that a proposal requesting disclosure of the company's political and charitable contributions dealt with substantially the same subject matter as previous proposals requesting the company to cease making charitable contributions. Whereas in *Medtronic*, the earlier proposals requested the elimination of charitable contributions and the later proposal addressed disclosure of charitable and other contributions, here the 2013 Proposal requests the elimination of all equity-based compensation, the 2011 Proposal requests the elimination of specific equity grants, and the 2009 Proposal and the Proposal both request elimination of one feature of equity-based compensation, all with the objective of better aligning compensation with shareowners' interests. The difference in scope between the Proposal, the 2013 Proposal, the 2011 Proposal and the 2009 Proposal is thus not sufficient to bar the application of Rule 14a-8(i)(12) pursuant to Staff precedent. Accordingly, the Proposal deals with substantially the same subject matter as all three of the Previous Proposals (although we note that its dealing with the same subject matter as only the 2013 Proposal and *either* the 2011 Proposal *or* the 2009 Proposal provides a sufficient basis for the Proposal to be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(12)(ii)).

*C. The Shareowner Proposal Included In The Company's 2013 Proxy Materials Did Not Receive The Shareowner Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareowner votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 26, 2013, which states the voting results for the Company's 2013 Annual Meeting of Shareowners and is attached as Exhibit E, the 2013 Proposal received 4.43% of the votes cast at the Company's 2013 Annual Meeting of Shareowners.[2] Thus, the vote on the 2013 Proposal failed to achieve the

---

[2] The 2013 Proposal received 5,800,121,908 "against" votes and 268,554,543 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2013 meeting, so the Proposal is excludable.

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(12)(ii).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
William J. Freeda

**EXHIBIT A**

# FAX COVER SHEET

Susan & Bill Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Date: October 16, 2013

To: Lori Zyskowski

Subject: Shareowner Proposal

Pages Including Cover Sheet: 4

Message:

**William J. Freeda**

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III
Secretary
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Denniston,

I purchased and hold stock in our company because I believed our company has unrealized potential. I believe that some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This rule 14(a)-8 proposal is respectfully submitted in support of the long-term performance of our company. The proposal is for the next annual shareholder meeting. Rule 14(a)-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William J. Freeda

Date

Cc: Lori Zyskowski lori.zyskowski@ge.com
Corporate and Securities Executive Counsel
FX: 203-373-3079

## Shareowner Proposal

RESOLVED, that the shareowners request that the Board of Directors of the General Electric Company ("Company") adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

## Supporting Statement

Past proxy statements disclose that senior executives of the Company have received millions of dollars in dividends or dividend-equivalent payments on grants of equity that they do not own, and may, in fact, never own. These are payments on shares that the executives may never earn if the Company fails to meet certain performance targets.

Our analysis of the 2006-2008 Proxy statements indicates that five senior officers have collectively been paid in excess of $14.6 million in such dividends or dividend equivalent payments for the eleven quarters after January 1, 2006. We believe such payments are a blatant contradiction of the principle of pay for performance. If the purpose of a grant of performance shares is to make compensation contingent on the achievement of specified performance objectives, as the Management Development and Compensation Committee (MDCC) stated in the 2006 proxy statement, we submit that no "dividends" should be paid on those shares until an executive has actually earned full ownership rights.

The 2007 Proxy Statement declares that starting in 2006 Chairman Immelt would only accumulate dividend equivalents if he earns the shares. and that payments would be paid (without interest) upon full ownership.

We applaud Chairman Immelt's actions but in our opinion, the limited change in Company policy for Chairman Immelt is insufficient. This practice, sometimes known as "phantom dividends," continues to undermine the principle of pay for performance, because payment is made on shares not yet owned by the individual executive.

A Wall Street Journal report noted that several leading companies, such as Microsoft and Intel "never pay dividends," before full ownership has been earned. Therefore the company's position, that it needs to continue the practice of "phantom dividends" to remain competitive is specious.

We believe that if the MDCC believes that current executives are underpaid in the absence of "phantom dividends" or dividend-equivalents payments, it should increase other components in compensation packages.

We believe it is time for all of our company's senior executives to step up and follow the example of Chairman Immelt and stop using shareowners pockets as their own personal piggy bank.

Brandon M. Gioia
*Senior Vice President*
*Financial Advisor*

Wealth Management
Mack Centre IV
South 61 Paramus Road
Paramus, NJ 07652

direct 201 291 4955
fax 201 226 5999
toll free 800 488 0181

**Morgan Stanley**

October 16, 2013

Mr. William Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda,

RE: IRA Acco FISMA & OMB Memorandum M-07 William J Freeda

Please accept this letter as confirmation that according to our records, Mr. William Freeda has continuously owned no less than 200 shares of General Electric Company (GE) since at least July 1, 2010. These shares are registered in the name of Morgan Stanley 0015.

Sincerely,

Brandon M. Gioia
Senior Vice President
Financial Advisor

GIBSON DUNN

**EXHIBIT B**

Table of Contents

# NOTICE OF 2013 ANNUAL MEETING OF SHAREOWNERS

Time and Date: 10:00 a.m. Central Time, April 24, 2013
Location: Ernest N. Morial Convention Center, 900 Convention Center Blvd., New Orleans, LA 70130

March 13, 2013

Dear Shareowners:

You are invited to attend General Electric Company's 2013 Annual Meeting of Shareowners to be held at the Ernest N. Morial Convention Center, 900 Convention Center Blvd., New Orleans, LA 70130, on April 24, 2013, at 10:00 a.m. Central Time. Following a report on GE's business operations, shareowners will vote:

- to elect the directors named in the proxy statement for the coming year;
- to approve our named executives' compensation in an advisory vote;
- to ratify the selection of our independent registered public accounting firm for 2013; and
- on the shareowner proposals set forth on pages 44 through 49, if properly presented at the meeting.

Shareowners also will transact any other business that may properly come before the meeting.

You are eligible to vote if you were a shareowner of record at the close of business on February 25, 2013. Please ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

If you plan to attend the meeting, please follow the advance registration instructions under "Information about Attending the 2013 Annual Meeting and Advance Registration" on page 51 and watch for an admission card in the mail. You will need this card to enter the meeting.

We will provide a live webcast of the annual meeting from our Investor Relations website at www.ge.com/investor-relations.

Table of Contents

# SHAREOWNER PROPOSALS

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of the following shareowner proposals contain assertions about GE that we believe are incorrect. We have not attempted to refute all of the inaccuracies. However, the Board recommends a vote against each of these proposals for the reasons set forth following each proposal. Share holdings of the various shareowner proponents will be supplied promptly upon oral or written request.

Historically, some of our shareowner proposals have touched upon matters of corporate citizenship. Our Citizenship report, which is available on GE's website (see "Helpful Resources" on page 55), explains what GE is doing on particular issues and demonstrates how helping to solve global challenges is core to GE's sustainable growth strategy. For our specific objections to the shareowner proposals included in this proxy statement, see the explanation of our Board's recommendation following each shareowner proposal below.

## SHAREOWNER PROPOSAL NO. 1—CESSATION OF ALL STOCK OPTIONS AND BONUSES

Timothy Roberts FISMA & OMB Memorandum M-07-16 has informed us that he intends to submit the following proposal at this year's meeting:

While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made 'wise' investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. On July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A. Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30.

The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently.

**Your Board of Directors recommends a vote AGAINST this proposal.**

This proposal is nearly identical to a proposal that was included in GE's 2004 proxy statement and refers to Mr. Immelt's exercise in 2003 of expiring stock appreciation rights and stock options that were granted to him in 1993 and which he held until the last day of their exercise period. Since he became CEO, Mr. Immelt has purchased over 876,000 shares of GE stock on the open market. Mr. Immelt has not sold any of the shares he acquired or received upon the exercise of stock options or upon vesting of restricted stock units or performance share units (PSUs), net of those required to pay option exercise prices and taxes on such awards, since he became CEO. The proposal received a 5.9% vote at GE's 2004 Annual Meeting.

The Board believes that GE's executive compensation program is well-designed to achieve the objectives of rewarding sustained financial and operating performance and leadership excellence, aligning executives' long-term interests with those of our shareowners and motivating executives to remain with the company for long and productive careers built on expertise. The MDCC exercises careful judgment in making all compensation decisions, after reviewing GE's performance and evaluating each executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with GE, current compensation arrangements, and long-term potential to enhance shareowner value. Equity incentive awards are an integral component of our compensation program because they have strong retention characteristics (for example, stock options and PSUs generally vest over a five-year period) and provide strong performance incentives that are closely aligned with shareowner interests (for example, PSUs are earned based on achievement of specified performance measures). Annual bonuses are important because they give the MDCC the flexibility to consider not only the recent overall performance of GE, but also the performance of a particular business the executive leads or a particular role the executive serves, factoring in developments and market forces outside of management's control in ways that a preset formula cannot effectively address. LTPAs, which are earned based on achievement of pre-established performance goals over a three-year period, are an essential component of our compensation program because they have strong retention characteristics, help drive the company's long-term performance and align executives' long-term interests with those of our shareowners. We believe that imposing arbitrary limitations on the MDCC's judgment in structuring GE's executive compensation program, as the proposal suggests, has the effect of unduly restricting the ability to achieve appropriate compensation objectives. Therefore, the Board recommends a vote AGAINST this proposal.

# SHAREOWNER PROPOSAL NO. 2—DIRECTOR TERM LIMITS

Dennis Rocheleau FISMA & OMB Memorandum M-07-16 has informed us that he intends to submit the following proposal at this year's meeting:

Resolved: That the stockholders of General Electric, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to adopt procedures that mandate that, effective 6/1/13, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service. Those same procedures shall provide that any independent director initially elected to the board in 2014 or thereafter shall be ineligible for re-nomination and re-election after 10 years of board service.

Statement: Term limits apply to the President of the United States and are in effect for directors at a number of Fortune 500 firms. Our Board has countenanced lackluster company stock price performance over the past 5 and 10 year periods, when compared to the S&P 500. When measured against the top 50 large cap performers over those time periods, GE's results are even less impressive. Yet long and short-term compensation for Company executives and Directors have been robust to say the least...while shareowners in the past five years have seen the stock price fall substantially and the dividend dramatically diminished. Moreover, when the Board Chairman or the Nominating and Governance Committee refuses to accept the resignation of directors who are required to submit them by governance bylaws, the shareowner's voice and interests are effectively ignored. We need a better Board and the sooner the better. Although the Company has over the past five years repeatedly opposed similar board improvement procedures that were more narrowly crafted than this one, this is still a quite modest proposal to achieve that end. As such, it deserves shareowner support. I urge you to vote "Yes" and thank you for your consideration.

**Your Board of Directors recommends a vote AGAINST this proposal.**

The Board believes that it is not appropriate to implement this proposal because it would prevent qualified, experienced and effective directors from serving on the Board. In addition, because the shareowner who submitted this proposal has in the past criticized and targeted specific directors of the company, the company believes that this proposal is motivated by a desire, and is in substance primarily designed, to remove specific directors. GE has a robust and effective director nomination and evaluation process in place. GE's Governance Principles and the NCGC Key Practices provide for an annual evaluation process designed to assess the effectiveness of the Board and its committees. Under GE's current evaluation process, an independent expert in corporate governance solicits comments from each director with respect to the full Board, any committee on which the director serves, individual director performance, and board dynamics. The independent expert seeks input from directors in a wide range of matters and works with the presiding director to organize the input received around options for changes and improvement. This evaluation process has proven to be effective in assembling a Board that represents a range of experience at policy-making levels in business, government, education and technology, and in other areas that are relevant to the company's global activities. In contrast, the Board believes that the arbitrary scheme for establishing term limits imposed by this proposal is counterproductive to GE's ability to retain qualified, experienced and effective directors who contribute to the diversity of background and experience represented on the Board and who ultimately add to shareowner value. Therefore, the Board recommends a vote AGAINST this proposal.

# SHAREOWNER PROPOSAL NO. 3—INDEPENDENT CHAIRMAN

American Federation of State, County and Municipal Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, has informed us that it intends to submit the following proposal at this year's meeting:

Resolved: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

GIBSON DUNN

**EXHIBIT C**

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General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

March 14, 2011

Dear Shareowner,

You are invited to attend the 2011 Annual Meeting of Shareowners to be held on Wednesday, April 27, in Salt Lake City, Utah.

The annual meeting will begin with a report on our operations, followed by discussion and voting on the matters set forth in the accompanying notice of annual meeting and proxy statement and discussion on other business matters properly brought before the meeting.

If you plan to attend the meeting, please follow the advance registration instructions on page 56 of this proxy statement. An admission card, which is required for admission to the meeting, will be mailed to you prior to the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Cordially,

Jeffrey R. Immelt
Chairman of the Board

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Your Board of Directors recommends a vote AGAINST this proposal.

The Board believes that GE's overall compensation program is well-designed to achieve the objectives of rewarding sustained financial and operating performance and leadership excellence, aligning the executives' long-term interests with those of our shareowners and motivating executives to remain with the company for long and productive careers built on expertise. Stock option awards are an important component of our compensation program because they have strong retention characteristics (as they generally vest over a five-year period) and provide strong performance incentives aligned with shareowner interests because they will only have value if GE's share price increases. We believe the structure of our stock option grants best promotes our compensation objectives. In addition, we believe that imposing arbitrary and subjective limitations on the MDCC's discretion to structure the terms of stock option awards, as the proposal suggests, also has the effect of unduly restricting the MDCC's ability to achieve its compensation objectives. Therefore, the Board recommends a vote AGAINST this proposal.

- Shareowner Proposal No. 3—Withdraw Stock Options Granted to Corporate Executive Officers

John Hepburn *** FISMA & OMB Memorandum M-07-16 *** , has notified us that he intends to present the following proposal at this year's meeting:

Shareowner Proposal

Stock Options Granted to Corporate Executive Officers

RESOLVED: Upon an affirmative vote, that the shareowners of General Electric request that the Board of Directors take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008.

Supporting Statement:

I am a long-term General Electric shareowner having purchased my shares in May 2002 at $31.75. Two years ago shareowners voted on my proposal to split up General Electric into four or more components. Last year I submitted a proposal on stock options, very similar to this one, but it was excluded from the Proxy Statement following a submission, authorized by our directors, to the Securities and Exchange Commission.

For many years granting of stock options on GE common stock has been a component of Corporate Executive Officer compensation with the options grants dates occurring in September, consistently every year in the ten years prior to 2009. For the four Vice-Chairmen of the company the numbers of options granted each year were around 300,000 with the other five officers at lower amounts. Stock awards ranging up to 80,000 per officer were also awarded each year until 2008.

On March 12, 2009—a mere six trading days after GE stock sank to a 17-year low of $5.728—nine Corporate Executive Officers were granted stock options at an exercise price of $9.57. Three Vice-Chairmen were each granted 1,000,000 options, the fourth 900,000 and five other officers 1,800,000 in aggregate. On July 23, 2009 additional options grants were made at an exercise price of $11.95. Each of the four Vice-Chairmen was granted 800,000 options and the five other officers 1,850,000 in total.

On June 10, 2010 each of the Vice-Chairmen was granted 1,000,000 options, and the five other officers 2,200,000 in total, at an exercise price of $15.68.

The likely rationale for these extraordinary options grants, all with a five-year vesting schedule, is to mitigate the dramatic decline in value of previous options grants and restricted stock awards which ranged in exercise price from $27.05 to $57.31 on September grant dates back to 1999.

So, in 2009, options grants were six times the historical level and in 2010 more than three times and, as well, the dates of grants were inconsistent with the historical September timing. To grant options on these bases must surely be considered opportunistic and excessive. It also suggests that the directors and executive officers doubt whether, during their tenure at the helm, profits will recover sufficiently to support a share price of even $27.05.

Meanwhile, we shareowners endure a dividend rate 61% lower than its level when slashed in 2009, along with an immensely depressed share price 60% below its 2007 peak, in contrast to the S&P 500 Index's equivalent 25% fall.

This is an opportunity for shareowners, whether individual or institutional, whether long-term or short-term, to express our opinion on this crucial element of executive officer compensation.

Please vote FOR this Resolution.

Your Board of Directors recommends a vote AGAINST this proposal.

It is important to note that this proposal does not take into account GE's historical equity grant practices. For many years prior to 2009, GE's stock awards to its executives were divided between stock options and RSUs, with a ratio of stock options to RSUs awarded at a level of 3-to-1. Had the company granted solely stock options in those years (as it did in 2009 and 2010), the number of stock options granted in those years would have been significantly higher.

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Moreover, the option grants in 2009 and 2010 were a fair response to conditions during a period of economic stress. During this time, the company quickly responded and took extraordinary actions to keep GE safe and secure. With respect to compensation, the company froze salaries in early 2009, and only in 2010 did we begin to restore modest increases at intervals of 24 months or longer for senior executives. Total annual bonus payments for the 2008 and 2009 performance years, payable in February 2009 and February 2010, respectively, reflect the challenging operating environment. The company further curtailed compensation and conserved cash by canceling its Long-Term Performance Award program for 2009 and by not awarding RSUs. The effect of these actions, coupled with market forces outside of management's control that were impacting the value of GE's stock, required the MDCC to assess whether GE had appropriate incentives in place to retain and incent GE leaders during the challenging recovery period. The MDCC also had to consider that GE executives were particularly sought-after candidates for CEO and other senior leadership positions at other companies during this difficult period. Based on these key factors, and the very favorable accounting cost of awarding stock options versus other forms of compensation in this environment, the MDCC decided to shift compensation to the potential value of stock options. The MDCC believes that the stock option awards granted in 2009 and 2010, which have a five-year vesting schedule, have strong retention characteristics and provide strong performance incentives aligned with shareowner interests because they will only have value if GE's share price increases. Withdrawing a portion of previously granted stock option awards would severely undermine the key objectives of our compensation program. Therefore, the Board recommends a vote AGAINST this proposal.

- Shareowner Proposal No. 4—Climate Change Risk Disclosure

The National Center for Public Policy Research, 501 Capital Court, N.E., Suite 200, Washington, DC 20002, has notified us that its representative intends to present the following proposal at this year's meeting:

Resolved: The shareholders request that the Board of Directors prepare by October 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

GE will be materially affected by developments concerning climate change. Demand for the company's renewable energy products is significantly driven by government action based on the hypothesis that industrial activity principally through the emissions of greenhouse gases are responsible for global warming.

Changes in the climate science and the prospects for related government action will affect our company.

The quality, integrity and accuracy of global warming science has been called into question:

Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

In 2010, the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change:

GE relies on government action such as the Waxman-Markey cap-and-trade legislation to obtain certain financial advantages from climate change-related investments. A company document highlighting the importance of the legislation stated, "On climate change, we were able to work closely with key authors of the Waxman-Markey climate and energy bill, recently passed by the House of Representatives. If this bill is enacted into law it would benefit many GE businesses."

The pending transfer of the U.S. House of Representatives from Democrat to Republican control in January 2011 reduces the likelihood that any cap-and-trade legislation will be adopted by Congress. Failure of cap-and-trade to become law constitutes a business risk.

Government fiscal considerations can affect business plans:

Demand for the company's renewable energy products is affected by government subsidies but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.

GIBSON DUNN

**EXHIBIT D**

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General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

March 3, 2009

Dear Shareowner,

You are invited to attend the 2009 Annual Meeting of Shareowners to be held on Wednesday, April 22, in Orlando, Florida.

The annual meeting will begin with a report on our operations, followed by discussion and voting on the matters set forth in the accompanying notice of annual meeting and proxy statement and discussion on other business matters properly brought before the meeting.

If you plan to attend the meeting, please follow the advance registration instructions on the back of this proxy statement. An admission card, which is required for admission to the meeting, will be mailed to you prior to the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Cordially,

Jeffrey R. Immelt

Jeffrey R. Immelt
Chairman of the Board

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- Shareowner Proposal No. 4—Dividend Policy

The IUE-CWA (on behalf of the IUE-CWA Pension Fund), 2701 Dryden Road, Dayton, OH 45439, has notified us that its representative intends to present the following proposal at this year's meeting:

RESOLVED, that the shareowners request that the Board of Directors of General Electric ("Company") adopt a policy that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

Supporting Statement

The 2006-2008 proxy statements disclose that senior executives of the Company have received millions of dollars of dividends or dividend-equivalent payments on grants of equity compensation that they do not own. These are payments on shares that the executives may never earn if the Company fails to meet certain performance targets.

The Wall Street Journal reported that CEO Jeffrey Immelt "received more than $1 million ... in dividends on unearned restricted and performance shares" in 2005. (May 4, 2006). In addition, our analysis of the 2006-2008 Proxy Statements indicates that the five senior officers have collectively been paid in excess of $12.5 million in dividends or dividend equivalent payments for the eleven quarters after January 1, 2006.

We believe it is a blatant contradiction of the principle of pay for performance to give senior executives millions of dollars in "dividends" for stock that they do not own, and may fail to earn in the future. If the purpose of a grant of performance shares is to make compensation contingent on the achievement of specified performance objectives, as the Compensation Committee stated in the 2006 proxy statement, we submit that no "dividends" should be paid on those shares until an executive has actually earned full ownership rights.

In response to this proposal in the 2007 Proxy Statement, the proxy statement declared that Mr. Immelt, starting in September 2006, would only accumulate dividend equivalents if he earns the shares, and that payments would be made (without interest) upon full ownership. However, for other senior executives, it stated that the goal of providing "dividend equivalent payments is to mirror the income generation associated with stock ownership" and asserted that the current practice was "competitive."

In our opinion, the limited change in Company policy for Mr. Immelt is insufficient. For the CEO, it continues to undermine the principle of pay for performance because payment is made on shares that are not owned. For other top officers, there has been no change in the practice of awarding dividends or dividend equivalents on shares not owned.

According to the Wall Street Journal report noted above, several leading companies, such as Intel and Microsoft, "never pay dividends" before full ownership rights have been earned. If the Management Development and Compensation Committee believes that current executives are underpaid in the absence of "phantom dividends" or dividend equivalent payments, we believe it should increase other components in compensation packages.

In our view, contingent pay should be truly contingent. We agree with Paul Hodgson at the Corporate Library, who has stated that dividends on performance shares are "stealth compensation."

We urge shareholders to vote for this proposal.

Your Board of Directors recommends a vote AGAINST this proposal.

The goal of our compensation program is to create long-term and sustainable value for our shareowners. An important component of our compensation program is equity incentive compensation. Since 2003, we have compensated our CEO with performance share units (PSUs) in lieu of any other equity incentive compensation because the MDCC and the CEO believe that the CEO's equity incentive compensation should be fully at risk and based on key performance measures that are aligned with the interests of investors. Beginning with PSUs granted in September 2006, Mr. Immelt no longer receives dividend equivalent payments on his PSUs, but rather, accumulated dividend equivalents equal to the quarterly dividends on one share of GE stock. Mr. Immelt is entitled to receive those dividend equivalents (without interest) only on shares he actually earns at the end of the performance period based upon satisfaction of the performance targets. If Mr. Immelt leaves GE prior to the end of the performance period, the PSUs and dividend accruals will be forfeited.

We also award restricted stock units (RSUs) to executives other than the CEO. RSUs offer executives the opportunity to receive shares of GE stock on the date the restriction lapses. In this regard, RSUs serve to both reward and retain executives, as the final amount of any compensation received is linked to the price of GE stock. During the restricted period, each RSU entitles the executive to receive quarterly payments from GE equal to the quarterly dividends on one share of GE stock. The objective of providing such dividend equivalent payments is to help focus our executives on, and to reward them for, managing the business to produce cash that is capable of being distributed to shareowners in the form of a dividend. Dividend equivalents also mirror the income generation associated with stock ownership. We believe our practices regarding the provision of dividend equivalent payments are competitive and provide the appropriate risk-reward balance for our senior executives. Therefore, the Board recommends a vote against this proposal.

**EXHIBIT E**

8-K 1 geform8k42613.htm GE FORM 8K 4-26-2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 24, 2013

General Electric Company
(Exact name of registrant as specified in its charter)

| New York | 001-00035 | 14-0689340 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 3135 Easton Turnpike, Fairfield, Connecticut | 06828-0001 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) General Electric Company (the "Company") held its annual meeting of shareowners on April 24, 2013.

(b) The shareowners elected all of the Company's nominees for director; approved our named executives' compensation; and ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2013. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors

| | Shares For | Shares Against | Shares Abstain | Non-Votes |
|---|---|---|---|---|
| 1. W. Geoffrey Beattie | 5,997,934,084 | 110,967,137 | 41,982,384 | 1,962,110,288 |
| 2. John J. Brennan | 6,007,499,153 | 102,929,855 | 40,454,593 | 1,962,110,292 |
| 3. James I. Cash, Jr. | 5,940,494,923 | 171,339,947 | 39,048,735 | 1,962,110,288 |
| 4. Francisco D'Souza | 5,995,680,660 | 115,521,343 | 39,681,600 | 1,962,110,290 |
| 5. Marijn E. Dekkers | 6,004,930,872 | 108,145,190 | 37,807,539 | 1,962,110,292 |
| 6. Ann M. Fudge | 5,958,640,328 | 155,123,600 | 37,119,670 | 1,962,110,295 |
| 7. Susan Hockfield | 6,003,362,770 | 111,987,095 | 35,533,739 | 1,962,110,289 |
| 8. Jeffrey R. Immelt | 5,754,478,224 | 331,143,839 | 65,261,332 | 1,962,110,498 |
| 9. Andrea Jung | 5,791,543,228 | 322,888,364 | 36,452,007 | 1,962,110,294 |
| 10. Robert W. Lane | 5,996,330,855 | 116,836,394 | 37,716,354 | 1,962,110,290 |
| 11. Ralph S. Larsen | 5,948,893,127 | 163,535,459 | 38,455,019 | 1,962,110,288 |
| 12. Rochelle B. Lazarus | 5,665,742,543 | 447,792,551 | 37,348,509 | 1,962,110,290 |
| 13. James J. Mulva | 5,998,949,408 | 113,174,672 | 38,759,527 | 1,962,110,286 |
| 14. Mary L. Schapiro | 5,996,759,721 | 118,651,032 | 35,472,850 | 1,962,110,290 |
| 15. Robert J. Swieringa | 5,967,449,441 | 145,174,883 | 38,261,282 | 1,962,108,287 |
| 16. James S. Tisch | 5,280,677,780 | 832,630,085 | 37,575,737 | 1,962,110,291 |
| 17. Douglas A. Warner III | 5,913,851,396 | 188,983,951 | 48,042,258 | 1,962,116,288 |

B. Management Proposals

| | Shares For | Shares Against | Shares Abstain | Non-Votes |
|---|---|---|---|---|
| 1. Advisory approval of our named executives' compensation | 5,750,914,459 | 328,555,105 | 71,228,678 | 1,962,295,651 |
| 2. Ratification of selection of independent registered public accounting firm | 7,667,871,100 | 200,789,121 | 244,333,672 | 0 |

C. Shareowner Proposals

| | Shares For | Shares Against | Shares Abstain | Non-Votes |
|---|---|---|---|---|
| 1. Cessation of All Stock Options and Bonuses | 268,554,543 | 5,800,121,908 | 82,029,143 | 1,962,288,299 |
| 2. Director Term Limits | 349,041,650 | 5,729,607,021 | 72,089,330 | 1,962,255,892 |
| 3. Independent Chairman | 1,485,137,233 | 4,605,040,136 | 60,534,076 | 1,962,282,448 |
| 4. Right to Act by Written Consent | 1,300,448,760 | 4,756,136,436 | 94,257,069 | 1,962,151,628 |
| 5. Executives to Retain Significant Stock | 1,753,023,355 | 4,322,173,513 | 75,507,553 | 1,962,289,472 |
| 6. Multiple Candidate Elections | 229,948,155 | 5,832,890,776 | 87,880,005 | 1,962,274,957 |

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 26, 2013

/s/ Brackett B. Denniston III
Brackett B. Denniston III
Senior Vice President, General Counsel and Secretary

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